As filed with the Securities and Exchange Commission on April 18, 2018

Registration No. 333-224178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAROLINA TRUST BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

North Carolina	6022	81-2019652
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

901 East Main Street
Lincolnton, North Carolina 28092
(704) 735-1104
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jerry L. Ocheltree
President and Chief Executive Officer
Carolina Trust BancShares, Inc.
901 East Main Street
Lincolnton, North Carolina 28092
(704) 735-1104
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Todd H. Eveson Jonathan A. Greene Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, North Carolina 27607 (919) 781-4000	Amy M. Batten Geoffrey W. Adams Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 (919) 821-1220

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $2.50 par value per share	$23,000,000	$2,863.50(3)

(1)	Includes the aggregate offering price of additional shares that the underwriters have the right to purchase from the Registrant, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 18, 2018

PRELIMINARY PROSPECTUS

2,200,000 Shares

Common Stock

We are offering 2,200,000 shares of our common stock. Our common stock is currently listed on the Nasdaq Capital Market under the symbol “CART.” On April 13, 2018, the last reported sale price of our common stock on the Nasdaq Capital Market was $9.08 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 to read about factors you should carefully consider before making an investment decision to purchase our common stock.

	Per Share	Total Before Purchase Option(1)	Total if Purchase Option is Exercised(1)
Offering price	$	$	$
Underwriting discount(2)	$	$	$
Proceeds to us, before expenses	$	$	$
(1)	We have granted the underwriters a 30-day option to purchase up to 330,000 additional shares of our common stock.
(2)	See “Underwriting” beginning on page 31 for a description of compensation payable to the underwriters.

The public offering price will be discretionary and will be determined by negotiations among us and the representative of the underwriters. The public offering price will not be determined based on a formula related to the market price of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of our bank subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about              , 2018, subject to customary closing conditions.

Sandler O’Neill + Partners, L.P.

The date of this prospectus is              , 2018.

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any “free writing prospectus.” If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any “free writing prospectus” is inconsistent with any of the documents incorporated by reference into this prospectus and any “free writing prospectus,” you should rely on this prospectus and any “free writing prospectus.”

You should assume that the information contained in or incorporated by reference into this prospectus and any “free writing prospectus” is accurate only as of their respective dates. However, our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section titled “Where You Can Find More Information” before making your investment decision.

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About this Prospectus

Before purchasing any of our common stock, you should carefully read this prospectus, the information incorporated by reference in this prospectus, and any free writing prospectus we authorize to be delivered to you. For additional information, please refer to “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares of our common stock.

This prospectus includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

As used in this prospectus, the terms “we,” “our,” “us,” and the “Company” refer to Carolina Trust BancShares, Inc. and its consolidated subsidiary, Carolina Trust Bank, unless the context indicates otherwise. References to the “Bank” refer to Carolina Trust Bank, a wholly owned subsidiary of the Company. Currency amounts in this prospectus are stated in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Carolina Trust BancShares, Inc. and its wholly owned subsidiary, Carolina Trust Bank. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not historical facts and are subject to risks and uncertainties. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

•	unanticipated exposure to credit risks;
•	insufficient allowance for loan losses;
•	a decline in the levels of loan quality and origination volume;
•	concentration of credit exposure;
•	a decline in deposits;
•	general economic conditions including employment, whether national or regional, and conditions in the lending markets in which we participate that may hinder our ability to increase lending activities or have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;
•	risks related to the concentration in commercial real estate, commercial business loans and commercial construction loans;
•	fluctuation in interest rates;
•	impairment charges with respect to securities;
•	failures of or interruptions in the communications and information systems on which we rely to conduct our business, which could reduce our revenues, increase our costs or lead to disruptions in our business;
•	acts of war, acts of terrorism, cyber-attacks and natural disasters;
•	inability to manage growth in commercial loans;
•	competition from other financial institutions;
•	declines in commercial and residential real estate values;
•	changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or the Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;
•	monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other government initiatives affecting the financial services industry;
•	results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets; and
•	other risk factors included under the heading “Risk Factors” beginning on page 6.

Some of these and other factors are discussed in this prospectus under the caption “Risk Factors” and elsewhere in this prospectus. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus or in the materials incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

Company Overview

History and General Information. The Company was incorporated under the laws of the State of North Carolina on February 29, 2016, at the direction of the board of directors of the Bank. The Company was formed for the purpose of serving as the bank holding company of the Bank. Effective August 16, 2016, shareholders of the Bank exchanged all of the Bank’s outstanding shares of common stock for shares of the Company’s common stock on a one-for-one basis, thereby making the Company the Bank’s sole shareholder and bank holding company. The Company is registered under the Bank Holding Company Act of 1956 (“BHCA”) and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System (the “FRB”). The Company currently has no operations and conducts no business on its own other than owning the Bank.

The Bank is a North Carolina-chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. The Bank is not a member of the Federal Reserve System. The Bank was incorporated on December 5, 2000, and began operations on December 8, 2000. On October 15, 2009, the Bank acquired Carolina Commerce Bank, Gastonia, North Carolina (“Carolina Commerce”), with Carolina Commerce being merged into the Bank.

At December 31, 2017, the Company had consolidated total assets of approximately $406.6 million, total deposits of approximately $340.7 million, and shareholders’ equity of approximately $29.1 million.

The principal executive offices of the Company are located at 901 East Main Street, Lincolnton, North Carolina 28092. Our telephone number is (704) 735-1104 and our website address is http://www.carolinatrust.com. The information on our website is not part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

Business of the Bank. The primary purpose of the Bank is to serve the banking needs of individuals and businesses in Lincoln, Catawba, Gaston, Iredell, and Rutherford Counties and surrounding areas, with all decisions and product offerings to be in the best interest of its customers while providing an acceptable return for the shareholders of the Company. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services. The Bank serves its customers through a network of automated teller machines and nine full-service offices located in the following North Carolina cities: Lincolnton (2), Denver, Forest City, Gastonia, Hickory, Lake Lure, Mooresville, and Vale. In addition, the Bank operates a loan production office in Salisbury, Rowan County, North Carolina.

Market Area. The Bank’s market area is primarily located in the Piedmont region and extends into the Mountain region of North Carolina, with its branch footprint located to the west and north of Charlotte, North Carolina. While Lincoln and Rutherford Counties are largely rural, all or some portion of each of Lincoln, Gaston, Iredell, and Rowan Counties are located in the Charlotte-Concord-Gastonia, NC-SC metropolitan statistical area, which has seen significant growth and expansion over the last decade. The Bank’s market areas are served by or in close proximity to U.S. Interstate Highways 40, 85 and 77, and the Charlotte Douglas International Airport is accessible by its population base.

RECENT DEVELOPMENTS

We have not yet completed preparation of our consolidated financial statements for the three months ended March 31, 2018, but based on information available to date, as of March 31, 2018, we expect to see gross loans increase by at least 4% over gross loans as of December 31, 2017. We also expect to see total deposits as of March 31, 2018 increase by at least 8% over total deposits as of December 31, 2017. We expect to report our first quarter 2018 results by April 30, 2018.

The preliminary financial results above are based on our estimates as of the date of this prospectus and are subject to the completion of our procedures for finalizing our financial results for the three months ended March 31, 2018. Accordingly, these results may change, and those changes may be material.

THE OFFERING

The following is a brief summary of certain terms of this offering.

Issuer
Carolina Trust BancShares, Inc.
Securities offered
2,200,000 shares of common stock
Offering price
$    per share
Purchase option
We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 330,000 additional shares of common stock.
Securities offered as a percentage of outstanding shares of common stock
47%, assuming the underwriters do not exercise their purchase option.(1)
Common shares outstanding after completion of the offering
6,860,987 shares of common stock, assuming the underwriters do not exercise their purchase option.(1)
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, after deducting estimated expenses and underwriting commissions (or $    million if the underwriters exercise in full their option to purchase additional shares.) We intend to use the net proceeds to us generated by this offering to support the continued growth of our franchise and for other general corporate purposes. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not currently have any arrangements or understandings relating to any material acquisition. Pending such uses, we intend to invest the net proceeds in shorter-term, investment grade, interest-bearing securities. For additional information, see “Use of Proceeds.”
Dividends
We will pay dividends on our common stock, when, as, and if declared by our board of directors or a duly authorized committee thereof. Our ability to declare and pay dividends is limited by state law and by applicable federal and state regulatory restrictions, including the regulations and guidelines of the FRB applicable to bank holding companies. In addition, because we are a bank holding company, our ability to pay dividends on our common stock will be highly dependent upon the receipt of dividends, fees and other amounts from the Bank, which, in turn, will be highly dependent upon the Bank’s historical and projected results of operations, liquidity, cash flows and financial condition, as well as various legal and regulatory prohibitions and other restrictions on the ability of the
(1)	The number of shares of our common stock outstanding after this offering is based on 4,660,987 shares outstanding as of April 13, 2018. The number of shares of our common stock outstanding as of that date does not include 136,566 shares reserved for issuance under the Company’s various stock plans and 86,957 shares issuable upon exercise of an outstanding common stock warrant.

Bank to pay dividends, extend credit or otherwise transfer funds to us. We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future. See “Price Range of Common Stock and Dividend Policy.”

Director and Officer Participation
At our request, the underwriters have reserved for sale up to 50,000 shares of our common stock to be sold in this offering, at the public offering price, to our directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting— Director and Officer Participation.”
Trading market
Our common stock is listed on the Nasdaq Capital Market.
Trading symbol
CART
Risk factors
Investing in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” beginning on page 6 and all other information included in this prospectus before deciding to invest in our common stock.

SUMMARY OF SELECTED FINANCIAL DATA

The following summary financial information for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements, of which our audited consolidated financial statements for the fiscal years ended December 31, 2017 and 2016 are incorporated by reference into this prospectus. You should not assume the results of operations for any past periods indicate results for any future period. You should read this information in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	As of or for the Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands, except share and per share data)
Summary of Operations:
Interest income	$17,449	$16,222	$14,905	$13,042	$12,815
Interest expense	3,479	2,872	2,311	1,951	2,140
Net interest income	13,970	13,350	12,594	11,091	10,675
Provision (recovery) for loan losses	704	(27)	(270)	(80)	2,285
Net interest income after provision for loan losses	13,266	13,377	12,864	11,171	8,390
Non-interest income	1,376	1,229	1,109	936	1,019
Non-interest expense	12,644	12,388	11,751	9,789	10,857
Income (loss) before income taxes	1,998	2,218	2,222	2,318	(1,448)
Provision (benefit) for income taxes	1,594	877	1,164	(4,539)	—
Net income (loss)	$404	$1,341	$1,058	$6,857	$(1,448)
Preferred stock dividend and accretion of discount on warrants	—	222	234	227	191
Net income (loss) available (attributable) to common stockholders	$404	$1,119	$824	$6,630	$(1,639)
Per Share Data and Shares Outstanding Data:
Basic net income (loss) per common share	$0.09	$0.24	$0.18	$1.43	$(0.35)
Diluted net income (loss) per common share	0.09	0.24	0.18	1.42	(0.35)
Book value per common share at period end	6.25	6.24	6.00	5.87	4.25
Weighted average number of common shares outstanding:
Basic	4,655,369	4,649,405	4,645,408	4,635,096	4,634,565
Diluted	4,737,874	4,697,765	4,685,814	4,678,108	4,634,565
Shares outstanding at period end	4,657,880	4,650,808	4,646,225	4,635,422	4,634,702
Balance Sheet Data:
Total assets	$406,618	$374,917	$334,049	$293,041	$266,435
Loans receivable	348,679	308,492	292,362	244,646	223,891
Allowance for loan and lease losses	3,599	3,393	3,723	4,002	4,066
Other interest-earning assets	37,598	47,589	25,341	29,677	28,619
Deposits	340,653	318,665	284,794	237,176	228,883
Borrowings	33,483	23,973	15,681	22,373	12,152
Stockholders' equity	29,119	29,033	30,464	29,807	22,256

	As of or for the Years Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands, except share and per share data)
Selected Performance Ratios:
Return on average assets	0.10%	0.36%	0.33%	2.53%	(0.54%)
Return on average common equity	1.36%	3.87%	2.95%	30.62%	(7.72%)
Net interest margin	3.81%	3.80%	4.20%	4.33%	4.22%
Net interest spread	3.65%	3.65%	4.06%	4.21%	4.11%
Noninterest income to average assets	0.35%	0.33%	0.35%	0.37%	0.38%
Noninterest expense to average assets	3.24%	3.35%	3.66%	3.63%	4.02%
Efficiency ratio(1)	82.39%	84.98%	85.75%	81.48%	92.85%
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.79%	0.93%	0.74%	1.70%	1.70%
Allowance for loan and lease losses to period-end loans	1.03%	1.10%	1.27%	1.64%	1.82%
Allowance for loan and lease losses to nonperforming loans	131.03%	118.02%	172.10%	96.08%	106.92%
Nonperforming assets to total assets	0.87%	1.04%	1.24%	2.12%	2.89%
Net loan charge-offs (recoveries) to average loans outstanding	0.15%	0.10%	0.00%	(0.01%)	1.36%
Capital Ratios: (*indicates subsidiary bank ratio)
Common equity tier 1 capital ratio*	10.10%	11.40%	8.67%	N/A	N/A
Total risk-based capital ratio*	11.08%	12.46%	10.30%	11.03%	10.80%
Tier 1 risk-based capital ratio*	10.10%	11.40%	9.10%	9.77%	9.54%
Tier 1 leverage ratio*	9.22%	9.64%	8.48%	9.02%	8.24%
Equity to assets ratio	7.16%	7.74%	9.12%	10.17%	8.35%
Average equity (common and preferred) to average assets	7.61%	8.49%	9.52%	8.94%	8.81%
Average common equity to average assets	7.61%	7.83%	8.72%	7.99%	7.85%
Other Data:
Number of banking offices	9	9	9	7	7
Number of full time equivalent employees	81	80	83	74	61
(1)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

RISK FACTORS

An investment in our common stock involves significant risks. Before making an investment decision to invest in our common stock, you should consider carefully the risk factors included below, together with all of the other information included in, or incorporated by reference into, this prospectus. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In any such case, you may lose all or a substantial part of your original investment.

Risks Related to Our Business

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition, and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since many of our loans are secured by collateral, we may attempt to seize the collateral if and when a customer defaults on a loan. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customer. The resolution of nonperforming assets, including the initiation of foreclosure proceedings, requires significant commitments of time from management, which can be detrimental to the performance of their other responsibilities, and exposes us to additional legal costs. Elevated levels of loan delinquencies and bankruptcies in our market area generally and among our customers specifically, can be precursors of future charge-offs and may require us to increase our allowance for loan losses, or ALL. Higher charge-off rates, delays in the foreclosure process or in obtaining judgments against defaulting borrowers or an increase in our ALL may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses, may increase our cost of funds, and could materially adversely affect our business, results of operations and financial condition.

Our allowance for loan losses may prove to be insufficient to cover actual loan losses, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that we will experience credit losses. The risk of loss will vary with, among other things, general economic conditions, including the current economic environment and real estate market, the type of loan, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Our management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and we may need to make adjustments to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance in the form of provisions for loan losses would materially decrease our net income. We expect our allowance to continue to fluctuate; however, given current and future market conditions, our allowance may not be adequate to cover future loan losses.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulators could have a negative effect on our operating results and could materially adversely affect our business, results of operations and financial condition.

We maintain a number of large borrowing relationships, any of which could have a material adverse effect on our results of operations if they were not to perform according to their terms.

We maintain a number of large borrowing relationships. Our ten largest borrowing relationships (which could include multiple loans) at December 31, 2017 range from $3.1 million to $6.2 million and averaged $4.0 million. The deterioration of one or more of these relationships could result in a significant increase in our non-performing loans and our provision for loan losses, which would negatively impact our results of operations and the value of our common stock. Our ten largest borrowing relationships represent approximately 9.58% of our total credit exposure.

We maintain a number of large deposit relationships, the loss of which could have a material adverse effect on our results of operations.

We maintain a number of large deposit relationships. Our ten largest deposit relationships at December 31, 2017 range from $1.5 million to $20.3 million and averaged $4.2 million. The ability to attract these types of deposit relationships has a positive impact on our net interest margin since they provide a relatively low cost of funds compared to certificates of deposit or borrowing advances. If these depositors were to withdraw these funds and we were not able to replace them with similar types of deposits, the cost of funds would increase and our results of operations would be negatively impacted.

We are subject to liquidity risk in our operations.

Liquidity risk is the possibility of being unable, at a reasonable cost and within acceptable risk tolerances, to pay obligations as they come due, to capitalize on growth opportunities as they arise, or to declare and pay dividends because of an inability to liquidate assets or obtain adequate funding on a timely basis. Liquidity is required to fund various obligations, including credit obligations to borrowers, loan originations, withdrawals by depositors, repayment of debt, dividends to shareholders, operating expenses, and capital expenditures. Our liquidity is derived primarily from customer deposits, principal and interest payments on loans and investment securities, net cash provided from operations, and access to other funding sources. Our largest customer deposit relationships represent a large portion of our deposit base and the loss of any one of these relationships could adversely affect the Bank’s liquidity position. Our access to funding sources in amounts adequate to finance our activities or at a reasonable cost could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could adversely affect our access to liquidity sources include a decrease in the level of our business activity due to a market downturn, the loss of one or more of our larger deposit relationships and adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption in the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Our access to borrowed funds could become limited in the future, and we may be required to pay above market rates for additional borrowed funds, if we are able to obtain them at all, which may adversely affect our business, results of operations and financial condition.

Challenging market conditions and economic trends have adversely affected the banking industry and could adversely affect our business, financial condition and results of operations.

The success of our business and operations is sensitive to general business and economic conditions in the U.S. and locally in our industry and market. If the U.S. economy weakens and a lack of growth in population, income levels, deposits and business investment in our local markets occurs, our growth and profitability from our lending and deposit services could be constrained. Although economic conditions have improved in recent years, financial institutions continue to be affected by uncertain regulatory and interest rate conditions.

Uncertain market and economic conditions can make our ability to assess the creditworthiness of customers and estimate the losses in our loan portfolio more complex. A national economic recession or continued deterioration of conditions in our market could drive losses beyond that which is provided for in our allowance for loan losses and result in the following consequences, any of which could have a material adverse effect on our business:

•	loan delinquencies may rise;
•	nonperforming assets and foreclosures may increase;
•	demand for our products and services may decline; and

•	collateral securing our loans, especially real estate, may decline in value, which could reduce customers’ borrowing power and repayment ability.

Our loan portfolio mix, which includes income-producing commercial real estate loans, could result in increased credit risk in a challenging economy.

Approximately 59.1% of our loan portfolio consists of income-producing commercial real estate and owner-occupied commercial business loans. These types of loans generally are viewed as carrying more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about heavy loan concentrations in certain types of commercial real estate loans, including acquisition, construction and development loans, and heavy loan concentrations in certain geographic segments. Because a portion of our loan portfolio is composed of these types of higher-risk loans, we face an increased risk of nonperforming loans that could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, any of which could have a material adverse impact on our business, results of operations and financial condition.

Any deterioration or downturn in the economies or real estate values in the markets we serve could have a material adverse effect on both borrowers’ ability to repay their loans and the value of the real property securing those loans. Our ability to recover on defaulted loans would then be diminished, and we would be more likely to suffer losses on defaulted loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings depend on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Additionally, changes in interest rates affect our ability to fund our operations with customer deposits, and the fair value of securities in our investment portfolio. Therefore, any change in general market interest rates affects us more than non-financial companies and can have a significant effect on our net interest income and results of operations. Further, because we have little noninterest income, any change in general market interest rates may affect our net income and results of operation more significantly than other financial institutions with higher amounts of noninterest income. Market interest rates are sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory agencies, including the FRB’s policies that are implemented through open market operations and regulation of the discount rate and reserve requirements.

Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. In a rising interest rate environment, potential borrowers could seek to defer loans as they wait for interest rates to settle, borrowers of variable rate loans may be subject to increased interest rates, which could result in a greater rate of default, and we may have to pay higher interest on deposits before interest earned on our assets increases. Rising interest rates may also present additional challenges to our business that we have not anticipated. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin, noninterest income, and results of operations. Further, since 2008 we have operated in a period of historically low market interest rates, but prevailing interest rates have begun to increase and certain financial market measures are indicating the potential for further increases.

We depend primarily on net interest income for our earnings rather than noninterest income.

Net interest income is the most significant component of our operating income. For the year ended December 31, 2017, our net interest income totaled $14.0 million in comparison to our total noninterest income of $1.4 million earned during the same period. We do not rely on nontraditional sources of fee income utilized by some community banks, such as fees from sales of insurance, securities or investment advisory products or services. The amount of our net interest income is influenced by the overall interest rate environment, competition, and the amount of interest-earning assets relative to the amount of interest-bearing liabilities. In the event that one or more of these factors were to result in a decrease in our net interest income, we have limited sources of noninterest income to offset any decrease in our net interest income.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of December 31, 2017, the fair value of our investment securities portfolio was approximately $31.1 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of our common stock. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Our inability to accurately predict the future performance of an issuer or to efficiently respond to changing market conditions could result in a decline in the value of our investment securities portfolio, which could have a material and adverse effect on our business, results of operations and financial condition.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our president and chief executive officer, and other senior officers. The unexpected loss of any of our key employees could have an adverse effect on our business, results of operations and financial condition.

If we are not successful in addressing management succession issues and attracting and retaining qualified personnel, our business and operating results could be materially and adversely affected.

Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We must successfully manage transition and replacement issues that may result from the departure or retirement of members of our executive management. Changes of management personnel in the future could cause disruption to our operations or customer relationships or a decline in our operating results.

We are also dependent on our ability to retain and motivate our existing highly qualified personnel, including Jerry L. Ocheltree, our president and chief executive officer. These personnel may terminate employment with us at any time with no advance notice. The replacement of Mr. Ocheltree likely would involve significant time and costs, and the loss of his services may significantly delay or prevent the achievement of our business objectives.

Competition for highly skilled personnel in our market areas is frequently intense. We may not be successful in attracting qualified personnel to fulfill our current or future needs. The loss of the services of any of our key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management, could materially and adversely affect our business and operating results.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and shareholders, and the industries and communities that we serve. We have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. Any damage to our reputation or negative public opinion, whether arising from legal, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, the conduct of our business or otherwise could have a material adverse effect on our business.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

As a financial institution, our operations rely heavily on the secure data processing, storage and transmission of confidential and other information on our computer systems and networks. Any failure, interruption or breach in security or operational integrity of these systems could result in failures or disruptions in our online banking system, customer relationship management, general ledger, deposit and loan servicing and other systems. The security and integrity of our systems and the technology we use could be threatened by a variety of interruptions or information security breaches, including those caused by computer hacking, cyber-attacks, electronic fraudulent activity or attempted theft of financial assets. We may fail to promptly identify or adequately address any such failures, interruptions or security breaches if they do occur. While we have certain protective policies and procedures in place, the nature and sophistication of the threats continue to evolve. We may be required to expend significant additional resources in the future to modify and enhance our protective measures.

The nature of our business may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. The technology-based platform we use processes sensitive data from our borrowers and investors. While we have taken steps to protect confidential information that we have access to, our security measures and the security measures employed by the owners of the technology in the platform that we use could be breached. Any accidental or willful security breaches or other unauthorized access to our systems could cause confidential customer, borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the technology-based platform that we use are exposed and exploited, our relationships with borrowers and investors could be severely damaged, and we could incur significant liability.

Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and our collaborators may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause customers, borrowers and investors to lose confidence in the effectiveness of our data security measures. Our disclosure controls and procedures address cyber-security and include elements intended to ensure that there is an analysis of potential disclosure obligations arising from security breaches. We also maintain compliance programs to address the potential applicability of restrictions against trading while in possession of material, nonpublic information generally and in connection with a cyber-security breach. However, a breakdown in existing controls and procedures around our cyber-security environment may prevent us from detecting, reporting or responding to cyber incidents in a timely manner and could have a material adverse effect on our financial position and value of our common stock. Any security breach, whether actual or perceived, would harm our reputation and could cause us to lose customers, borrowers, investors and partners and adversely affect our business and operations.

Our business relies heavily on information technology and telecommunications systems; the failure of these systems could have a material adverse effect on our business.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

A failure in or breach of the operational or security systems of our third-party service providers could disrupt our business, result in unintentional disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

We depend on a number of relationships with third-party service providers. We face the risk of operational disruption, failure, termination or capacity constraints of any of the third parties that facilitate our business activities, including exchanges, clearing agents, clearing houses or other financial intermediaries. Such parties could also be the source of an attack on, or breach of, our operational systems. Any failures, interruptions or security breaches in our information systems could damage our reputation, result in a loss of customer business, result in a violation of privacy or other laws, or expose us to civil litigation, regulatory fines or losses not covered by insurance.

Our business concentration in North Carolina, specifically in the south central Piedmont region, imposes risks and may magnify the consequences of any regional or local economic downturn affecting North Carolina.

We conduct our operations almost exclusively in the Piedmont and Mountain regions of North Carolina. As of December 31, 2017, the substantial majority of the loans in our loan portfolio were made to borrowers who live and/or conduct business in North Carolina, and specifically, in this region, and the substantial majority of our secured loans were secured by collateral located in this region. Accordingly, we are exposed to risks associated with a lack of geographic diversification. The economic conditions in North Carolina, and specifically in the south central Piedmont region, are dependent on the manufacturing, information technology, and financial services sectors, among others. Any downturn or adverse development in these sectors could have a material adverse impact on our business, financial condition and results of operations, and future prospects. Adverse economic developments, among other things, could negatively affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans and reduce the value of our loans. Any regional or local economic downturn that affects North Carolina, our existing or prospective borrowers or property values in our market area may affect us and our profitability more significantly and more adversely than those of our competitors, who may have larger operations that are less geographically focused on our market area.

The amount of other real estate owned, or OREO, may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

In connection with our banking business, we take title to real estate collateral from time to time through foreclosure or otherwise in connection with efforts to collect debts previously contracted. Such real estate is referred to as other real estate owned, or OREO. As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate, likewise increase. The amount of OREO we hold may increase due to various economic conditions or other factors. Any additional increase in losses and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and reduce our ultimate realization from any OREO sales. In addition, at the time of acquisition of the OREO we are required to reflect its fair market value in our financial statements. If the OREO declines in value subsequent to its acquisition but prior to its disposition, we are required to recognize a loss. As a result, declines in the value of our OREO will have a negative effect on our business, results of operations and financial condition.

Our utilization of time deposits, including out-of-market and brokered certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

We rely primarily on deposits for funds to make loans and provide for our other liquidity needs, including time deposits and brokered certificates of deposit. As of December 31, 2017, brokered deposits, excluding certain internet and Certificate of Deposit Account Registry Service deposits, or CDARS, represented approximately 8.0% of our total deposits. Such deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity.

Additionally, we are regulated by the FDIC, which requires us to maintain certain capital levels to be considered “well capitalized.” If we fail to maintain these capital levels, we could lose our ability to obtain funding through brokered deposits. In addition, we may also be restricted from paying higher deposit rates to attract, keep or replace those deposits, which could have a negative effect on our operating results and the value of our common stock.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition.

Our strategy has been to increase the size of our company by pursuing business development opportunities. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. Our inability to increase our volume of loans and deposits at acceptable risk levels, if at all, could have a material adverse effect on the value of our common stock. Furthermore, we may be required to curtail our future growth in order to comply with regulatory restrictions imposed by banking regulators. Our inability to sustain our historical rate of growth could have a material adverse effect on our results of operations and on the value of our common stock.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, results of operations and financial condition.

Our use of appraisals in deciding whether to make a loan secured by real property or how to value the loan in the future may not accurately describe the net value of the collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may experience changes in value in relatively short periods of time, especially given heightened economic uncertainty, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of OREO, and our ALL may not reflect accurate loan impairments. The valuation of the properties securing the loans in our portfolio may negatively impact the continuing value of those loans and could materially adversely affect our business, results of operations and financial condition.

We could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, our borrowers, our employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of such information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information may not be detected prior to funding a loan or during our ongoing monitoring of outstanding loans. In addition, one or more of our employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our loan documentation, operations or systems. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

We face strong competition from larger, more established competitors.

The banking business in North Carolina in general, and in our market areas in particular, is highly competitive. Many of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We compete with these institutions both in attracting deposits and originating loans. We may not be able to attract customers away from our competition. We compete for loans and deposits with the following types of institutions:

•	other commercial banks	•	securities brokerage firms
•	savings banks	•	mortgage brokers
•	thrifts	•	insurance companies
•	trust companies	•	mutual funds
•	credit unions	•	industrial loan companies

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, greater advertising-marketing budgets or other factors.

We compete with these institutions both in attracting deposits and in making loans, primarily on the basis of the interest rates we pay and yield on these products. Many of our competitors are well-established, much larger financial institutions that already serve many of our targeted customers. While we believe we can and do successfully compete with these other financial institutions, we may face a competitive disadvantage as a result of our smaller size. In addition, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation, legislative, regulatory and technological changes, and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;
•	the scope, relevance and pricing of products and services that we offer;
•	customer satisfaction with our products and services;
•	industry and general economic trends; and
•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. Our failure to compete effectively in our primary markets could cause us to lose market share and could have a material adverse effect our business, results of operations and financial condition.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that historically would have been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Additionally, our customer base of consumers and small businesses has increasing non-bank options for credit. With the advent of credit delivery through the internet, competition for small balance loans is expected to increase. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We are limited in the amount we can lend to one borrower.

Our legal lending limit is determined by law and is 15% of our permitted capital accounts with an additional 10% available for certain loans meeting heightened collateral requirements. This means that the size of loans which we can offer our customers is smaller than the size of loans that our larger competitors are able to offer. Furthermore, we generally impose an internal limit that is more conservative than the legal maximum. This limit may affect, to some degree, our success in establishing relationships with the larger businesses in our market. We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable. Our inability to attract and maintain these customers or our inability to sell loan participations on favorable terms could adversely impact our business, financial condition, results of operation, and the value of our common stock.

Our loan portfolio may be affected by deterioration in real estate markets, including declines in the performance of loans.

Deterioration in real estate markets could result in declining prices and excess inventories. As a result, developers may experience financial deterioration and banking institutions may experience declines in the performance of construction, development and commercial loans. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies than is provided in the allowance for loan losses, which could materially adversely affect our business, results of operations and financial condition.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our subsidiary’s banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. government and federal agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, results of operations and financial condition.

Deterioration in the commercial soundness of our counterparties could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could create another market-wide liquidity crisis similar to that experienced in late 2008 and early 2009 and could lead to losses or defaults by us or by other institutions. The deterioration or failure of our counterparties would have a material adverse effect on our business, results of operations and financial condition.

We have different lending risks than larger, more diversified banks.

Our ability to diversify our economic risks is limited and we may, therefore, be exposed to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. Our middle market and small business customers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have limited operating histories.

We attempt to manage our credit exposure through careful monitoring of loan applicants and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, and the economies in which we and our borrowers operate, as well as the judgment of our regulators. This is an inherently uncertain process, and our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on our business, results of operations and financial condition.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology.

The financial services industry is changing rapidly, and to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to respond to future technological changes and the ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

These changes may be more difficult or expensive than we anticipate. Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to provide, which would put us at a competitive disadvantage. Accordingly, we may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

We are dependent upon the use of intellectual property owned by third parties, and any change in our ability to use, or the terms upon which we may use, this intellectual property could have a material adverse effect on our business.

We rely extensively on technology licensed from third-party vendors. We can offer no assurance that we will be able to renew or maintain such licenses on terms that are acceptable or at all. Termination of licenses or the reduction or elimination of our licensed rights may result in our having to negotiate new licenses with less favorable terms, or the inability to obtain access to such licensed technology at all. If we were to lose access to technology we require to operate our business, or were only able to access the technology on less favorable terms, we would not be able to offer our customers the services they seek from us and our business would be materially and adversely affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

We have implemented a risk management framework to manage our risk exposure. This framework comprises various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial and other modeling methodologies which involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and it may fail to adequately mitigate risk or loss to us. If our framework is not effective, we could suffer unexpected losses and be subject to potentially adverse regulatory consequences, and our business, results of operations and financial condition could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting which would harm our business and the trading price of our securities.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from Nasdaq. This could have an adverse effect on our business, financial condition and results of operations, and could subject us to litigation.

Changes in accounting standards and management’s selection of accounting methods, including assumptions and estimates, could materially impact our financial statements.

From time to time the SEC and the Financial Accounting Standards Board, or FASB, change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings. In addition, management is required to use certain assumptions and estimates in preparing our financial statements, including determining the fair value of certain assets and liabilities, among other items. If the assumptions or estimates are incorrect, we may experience unexpected material adverse consequences that could negatively affect our business, results of operations and financial condition.

Risks Related to Our Regulatory Environment

Our business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern our operations, or changes in any of them.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including the declaration and payment of cash dividends to shareholders, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth and operations. Should we fail to comply with these regulatory requirements, federal and state regulators could impose additional restrictions on the activities of the Company and the Bank, which could adversely affect our business, results of operations and financial condition.

The laws and regulations applicable to the banking industry may change, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our business, results of operations and financial condition.

Our financial condition and results of operations are also affected by credit policies of monetary authorities, particularly the FRB. Actions by monetary and fiscal authorities, including the FRB, could have an adverse effect on our deposit levels, loan demand, or business and earnings, as well as the value of the common stock.

We may be required to raise additional capital in the future, including to comply with minimum capital thresholds established by our regulators as part of their implementation of Basel III, but that capital may not be available when it is needed and could be dilutive to our existing shareholders, which could adversely affect our financial condition and results of operations.

In July 2013, the FRB, FDIC and Office of the Comptroller of the Currency approved final rules that establish an integrated regulatory capital framework that addresses shortcomings in certain capital requirements. The rules implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

The major provisions of the rules applicable to us and the Bank are:

•	The rules implement higher minimum capital requirements, including a common equity Tier 1 capital requirement, and establish criteria that instruments must meet in order to be considered common equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital. These enhancements both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to deal with adverse economic conditions. The minimum capital to risk-weighted assets, or RWA, requirements are a common equity Tier 1 capital ratio of 4.5% and a Tier 1 capital ratio of 6.0%, which is an increase from 4.0%, and a total capital ratio that remains at 8.0%. The minimum leverage ratio (Tier 1 capital to total consolidated assets) is 4.0%. The rules maintain the general structure of the prompt corrective action, or PCA, framework while incorporating increased minimum requirements.

•	Among the most important changes to the definition of capital are stricter eligibility criteria for regulatory capital instruments that disallow the inclusion of instruments such as trust preferred securities in Tier 1 capital going forward, and new constraints on the inclusion of minority interests, deferred tax assets, or DTAs, mortgage-servicing assets, or MSAs and certain investments in the capital of unconsolidated financial institutions. The new rules also affect the inclusion of mortgage servicing assets, or MSAs, as an element of capital. Specifically, MSAs are limited to 10% of a bank’s common equity Tier 1 capital and the combined balance of MSAs, DTAs, and investments in the common stock of unconsolidated financial institutions is limited to 15% of a bank’s common equity Tier 1 capital. These combined assets must be deducted from common equity to the extent that they exceed the 15% threshold. Any portion of a bank’s MSAs that are not deducted from the calculation of common equity Tier 1 will be subject to a 100% risk weight that will increase to 250% in 2018. In addition, the new rules require that most regulatory capital deductions be made from common equity Tier 1 capital.
•	Under the rules, in order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must hold a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. This buffer will help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The buffer is measured relative to RWA. Phase-in of the capital conservation buffer requirements, and corresponding limits on capital distributions and discretionary bonus payments, began on January 1, 2016. After the capital conservation buffer is fully phased in, a banking organization with a buffer greater than 2.5% would not be subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. When the capital conservation buffer is fully phased in, it would prohibit a banking organization from making distributions or discretionary bonus payments during any quarter if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% at the beginning of the quarter. When the capital conservation buffer is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the PCA well-capitalized thresholds.
•	The rules also increase the risk weights for past-due loans, certain commercial real estate loans, and some equity exposures, and make selected other changes in risk weights and credit conversion factors.

In order to support the operations at the Bank, we may need to raise capital in the future. Our ability to raise capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control.

Accordingly, we may be unable to raise capital, if needed, on terms acceptable to us if at all. If we cannot raise capital when needed, our ability to operate or further expand our operations could be materially impaired. In addition, if we decide to raise equity capital under such conditions, the interests of our shareholders could be diluted.

Our deposit operations are subject to extensive regulation and we expect additional regulatory requirements to be implemented in the future.

We are subject to significant anti-money laundering, “know your customer” and other regulations under applicable law, including the Bank Secrecy Act and the USA Patriot Act, and we could become subject in the future to additional regulatory requirements beyond those that are currently adopted, proposed or contemplated. We expect that federal and state bank regulators will increase their oversight, inspection and investigatory role over our deposit operations and the financial services industry generally. Furthermore, we intend to increase our deposit product offerings and grow our customer deposit portfolio in the future and, as a result, we are, and will continue to be, subject to heightened compliance and operating costs that could adversely affect our business, results of operations and financial condition. In addition, legal and regulatory proceedings and other contingencies will arise from time to time that may have an adverse effect on our business practices and results of operations.

The FDIC Deposit Insurance assessments that we are required to pay may increase in the future, which would have an adverse effect on our earnings.

As a member institution of the FDIC, we are assessed a quarterly deposit insurance premium. Failed banks nationwide, particularly between 2008 and 2010, significantly depleted the insurance fund and reduced the ratio of reserves to insured deposits. On October 19, 2010, the FDIC adopted a Deposit Insurance Fund, or DIF, Restoration Plan, which requires the DIF to attain a 1.35% reserve ratio by September 30, 2020. The Dodd-Frank Act directs the FDIC to “offset the effect” of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion. In addition, the FDIC modified the method by which assessments are determined and updated assessment rates, which range from 2.5 to 45 basis points (annualized), subject to adjustments for unsecured debt and, in the case of small institutions outside the lowest risk category and certain large and highly complex institutions, brokered deposits. Further increased FDIC assessment premiums, due to our risk classification, emergency assessments, or implementation of the modified DIF reserve ratio, could have a material adverse effect on our business, results of operations and financial condition.

The FRB may require us to commit capital resources to support the Bank.

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. The FRB may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Under these requirements, in the future, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at times when our resources are limited and we may be required to borrow the funds to make the required capital injection. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at a time or price that they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described under “Cautionary Note Regarding Forward-Looking Statements,” these factors include:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;
•	changes in financial estimates or recommendations by financial analysts;
•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;
•	fluctuations in the stock price and operating results of our competitors;
•	proposed or adopted regulatory changes or developments;
•	domestic and international economic and political factors unrelated to our performance; and
•	general market conditions and, in particular, developments related to the financial services industry.

Also, in recent years, the stock market has generally experienced significant price and volume fluctuations and the volatility has had a material impact on the market price of securities issued by many companies. These wide fluctuations may have an adverse impact on our stock price irrespective of our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

This offering will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

We intend to raise significant capital through this offering. Upon the successful completion of this offering, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offering in an amount proportional to their existing ownership. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in this offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

Trading in our common stock has been moderate which could cause shareholders to not be able to quickly and easily sell their common stock particularly in large quantities.

While our common stock is traded on the Nasdaq Capital Market and various brokers offer to make a market in our common stock, trading volume to date has been characterized by relative low trading volume and there can be no assurance that a more active and liquid market for our common stock will develop or can be maintained. As a result, shareholders may find it difficult to sell a significant number of shares of our common stock at the prevailing market price.

We do not plan to declare or pay cash dividends for the foreseeable future.

We do not expect to declare or pay cash dividends on our common stock in the foreseeable future, as we intend to retain any earnings to provide the capital necessary to fund our growth strategy. You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, the Bank’s ability to declare and pay dividends and general business conditions. Investors should not purchase shares with a view for a current return on their investment in the form of cash dividends.

Holders should not expect us to redeem or repurchase outstanding shares of our common stock.

Our common stock is a perpetual equity security. This means that it has no maturity or mandatory redemption date and will not be redeemable at the option of the holders. Any decision we may make at any time to propose the repurchase or redemption of shares of our common stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity, general market conditions at that time and other factors we deem relevant. Our ability to redeem shares of our common stock is subject to regulatory restrictions and limitations, including those of the FRB.

Securities analysts may not initiate or continue coverage on our common stock, which could affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts may publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If no securities analysts cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through the Bank. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect the rights of the holders of our common stock, which could depress the price of our common stock.

Our articles of incorporation authorize us to issue up to 1,000,000 shares of one or more series of preferred stock. Our board of directors, in its sole discretion, has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series, the designation of such series, and the dividend rate for each series, without any further vote or action by our shareholders. Our preferred stock may be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Anti-takeover provisions could adversely affect our shareholders.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities.

Our common stock is equity and is therefore subordinate to our outstanding indebtedness.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our common stock rank junior to our outstanding subordinated notes and other indebtedness.

Offerings of debt, which would rank senior to our common stock upon liquidation, may adversely affect the market price of our common stock.

We may attempt to increase our capital resources or, if our or the Bank’s regulatory capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or equity securities, senior or subordinated notes, preferred stock and common stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Our shares of common stock are not an insured deposit and, as such, are subject to loss of entire investment.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering after expenses will be approximately $    million, or approximately $    million if the underwriters elect to exercise in full their purchase option.

We intend to use the net proceeds to us generated by this offering to support the continued growth of our franchise and for other general corporate purposes. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not currently have any arrangements or understandings relating to any material acquisition. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2017, and is presented on a historical basis and on a pro forma basis, as if the offering had been completed as of December 31, 2017 assuming the sale of shares of common stock at the public offering price of $    per share (which was the closing price of our common stock on    , 2018) and that the underwriters’ purchase option is not exercised, resulting in net proceeds from the offering of approximately $    after deducting underwriting commissions and estimated expenses. Accordingly, the table below does not reflect the $3.0 million term loan we entered into in March 2018. The following information should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2017, incorporated by reference herein.

	December 31, 2017
	Actual	As Adjusted
	(Audited)	(Unaudited)
	(Dollars in thousands)
Long-Term Debt:
Long term subordinated debt	$9,676		$9,676
Stockholders’ Equity:
Common stock warrant	$426		$426
Common stock, $2.50 par value, 10,000,000 shares authorized, 4,657,880 shares issued and outstanding at December 31, 2017 actual, and , as adjusted	11,645
Additional paid-in capital	13,008
Retained earnings	4,772
Accumulated other comprehensive loss	(732)		(732)
Total stockholders’ equity	$29,119	$
Capital ratios for the subsidiary bank(1):
Leverage (Tier 1) capital(2)	9.22%			%
Tier 1 risk-based capital(3)	10.10%			%
Total risk-based capital(3)	11.08%			%
(1)	The as adjusted capital ratios assume the initial deployment of $ million in net proceeds of the offering invested in bank capital. The bank will invest the new capital and additional deposits of the Company in short term investments carrying a 20% risk weighting under applicable regulations.
(2)	As a percentage of average quarterly assets.
(3)	As a percentage of total risk-weighted assets.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the Nasdaq Capital Market under the symbol “CART.” As of April 13, 2018, there were approximately 1,410 shareholders of record of our common stock. The actual number of common shareholders is greater than the number of record holders, and includes shareholders who are beneficial owners, but whose shares are held in “street name” by brokers and other nominees.

On April 13, 2018, the last reported closing sales price of our common stock was $9.08 per share. The following table sets forth the quarterly high and low sale prices of the common stock as reported on the Nasdaq Capital Market for the quarterly periods presented. The prices below are rounded to the nearest whole cent.

	Sales Price
	High	Low
Year Ended December 31, 2018
Second Quarter (through April 13, 2018)	$9.43	$8.80
First Quarter	10.00	8.85
Year Ended December 31, 2017
Fourth Quarter	$9.77	$8.07
Third Quarter	8.45	7.31
Second Quarter	7.94	6.90
First Quarter	12.00	6.30
Year Ended December 31, 2016
Fourth Quarter	$6.68	$6.00
Third Quarter	6.29	5.85
Second Quarter	6.32	5.60
First Quarter	6.39	5.75

We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future.

Any determination to pay future dividends to shareholders will be dependent upon our operational results, financial condition, capital requirements, business projections, general business conditions, statutory and regulatory restrictions and any other factors deemed appropriate by our board of directors.

Legal and Regulatory Considerations Affecting Dividends. We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the FRB may impose restrictions on cash dividends paid by us. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB’s view that a bank holding company should pay cash dividends only to the extent that the holding company’s net income for the past four quarters, net of any dividends previously paid during that period, is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the FRB, the FRB may prohibit a bank holding company from paying any dividends if any of the holding company’s bank subsidiaries are classified as undercapitalized.

Our ability to declare and pay dividends is largely dependent upon the amount of cash dividends that the Bank pays to us, which distributions are restricted under North Carolina banking laws and regulations. The Bank may make distributions only to the extent that the Bank remains adequately capitalized. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. The Office of the North Carolina Commissioner of Banks and the FDIC also are authorized to prohibit the payment of dividends by a bank under certain circumstances. Such requirements and policies may limit our ability to obtain dividends from the Bank for our cash needs, including payment of dividends to our shareholders and the payment of operating expenses.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock. Our articles of incorporation authorize us to issue 11,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, par value $2.50 per share, and 1,000,000 shares of preferred stock with such rights, privileges, and preferences as may be determined by our board of directors. Shares of our capital stock represent equity interests in Carolina Trust BancShares, Inc. They are not bank deposits or savings accounts and are not insured or guaranteed by the FDIC or any other governmental agency or by the Bank.

Common Stock

Voting Rights. Except as described below, each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. In addition, in the election of directors, each holder of our common stock has the right to vote the number of shares owned by such holder on the record date for as many persons as there are directors to be elected. Cumulative voting is not available with respect to the election of directors.

The North Carolina Control Share Acquisition Act, in general, provides that shares of voting stock of a corporation (to which the Act applies) acquired in a “control share acquisition,” or Control Shares, will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of the outstanding shares of the corporation entitled to vote in the election of directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by any officer or director who is also an employee of the corporation. “Control Shares” are defined as shares of a corporation that are acquired by any person and which, when added to any other shares already owned by that person, would entitle that person (except for the application of the Act) to voting power in the election of directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means the acquisition by any person of beneficial ownership of Control Shares with certain exceptions, including an acquisition pursuant to certain agreements of merger or consolidation to which the corporation is a party, and purchases of shares directly from the corporation. The Control Share Acquisition Act applies to us.

Dividend Rights. Holders of shares of our common stock are entitled to dividends when, as, and if declared by our board of directors from funds legally available therefor, whether in cash or in stock. Our payment of dividends is subject to the restrictions of North Carolina law applicable to the declaration of dividends by a business corporation. Under such provisions, dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such dividend distribution or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Further, our ability to pay dividends on our common stock may be limited by the terms of one or more series of preferred stock that may be authorized by our board of directors in the future. Our board of directors is not required to seek shareholder approval before issuing such newly authorized series of preferred stock.

Since the source of funds for the payment of dividends to our shareholders and our other separate obligations will be dividends we receive from the Bank (as its sole common shareholder), our ability to pay dividends will depend on factors which affect the Bank’s ability to pay dividends. FDIC regulations and North Carolina banking laws restrict the Bank from paying dividends if, after paying such dividends, the Bank’s capital ratios would be below the level necessary to categorize the Bank as “adequately capitalized” under the FDIC’s prompt corrective action regulations. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the holders of our common stock will be entitled to receive, after payment of all debts and liabilities and the liquidation preference on any preferred securities that may be outstanding at the time of such liquidation, all remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution, or winding up of the Bank, we, as the holder of all shares of the Bank’s common stock, would be entitled to receive, after payment of all debts and liabilities of the Bank (including all deposits and accrued interest thereon) and the liquidation preference on any preferred securities of the Bank that may be outstanding at the time of such liquidation, all remaining assets of the Bank available for distribution in cash or in kind.

Preemptive Rights; Redemption. Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Charter Amendments. With certain exceptions, an amendment to our articles of incorporation, including a provision to increase our authorized capital stock or to authorize an additional class of capital stock, may be effected if the amendment is recommended to our shareholders by our board of directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast against it.

Merger, Share Exchange, Sale of Assets, and Dissolution. In general, North Carolina law requires that any merger, share exchange, voluntary liquidation, or transfer of substantially all the assets (other than in the ordinary course of business) of or involving our company be recommended to shareholders by our board of directors and be approved by the affirmative vote of at least a majority of all outstanding shares of our common stock.

The North Carolina Shareholder Protection Act requires the affirmative vote of the holders of 95% of the outstanding shares of common stock (excluding shares owned by an “interested shareholder”) of a corporation (to which the Act applies) to approve certain business combinations between that corporation and an entity which owns more than 20% of the corporation’s voting shares. The Shareholder Protection Act applies to us.

Preferred Stock

Our articles of incorporation authorize the issuance of 1,000,000 shares of preferred stock with such rights, privileges, and preferences as may be determined by our board of directors, in its sole discretion. Our board of directors also has the authority to fix the number of shares constituting any series, the designation of such series, and the dividend rate for each series of preferred stock, without any further vote or action by our shareholders. Our preferred stock may be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Warrant

In February 2009, the Bank issued a warrant to purchase up to 86,957 shares of its common stock at an exercise price of $6.90 per share to the U.S. Department of the Treasury in connection with the Bank’s prior participation in the Treasury’s TARP Capital Purchase Program. The Treasury subsequently told the warrant to a private investor on June 12, 2013. The warrant expires on February 6, 2019. In connection with the reorganization of the Bank into the holding company form of organization, the warrant was automatically converted into a warrant to acquire up to 86,957 shares of our common stock at the same per share exercise price and with the same expiration date and other terms as the Bank-level warrant.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of our articles of incorporation and bylaws which address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders.

Filling Vacancies. Except for vacancies occurring as a result of an increase in the size of the board of directors, vacancies occurring on our board of directors may be filled by the shareholders or a majority of the remaining directors, even though less than a quorum. Vacancies resulting from an increase in the size of our board of directors generally can only be filled by shareholders at a duly called meeting of shareholders. The shareholders, at any meeting thereof, may authorize not more than two (2) additional directorships, which may be left unfilled by the shareholders at such meeting to be filled in the discretion of our board of directors during the interval between meetings of the shareholders.

No Cumulative Voting. Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on a board of directors. Without cumulative voting, a minority shareholder may not be able to gain as many seats on our board of directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover. Under the Act, by virtue of our date of incorporation and the fact that our articles of incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes.

Amendment of Bylaws. Subject to certain restrictions, either a majority of our board of directors or our shareholders may amend or repeal our bylaws. A bylaw adopted, amended, or repealed by the shareholders may not be readopted, amended, or repealed by our board of directors. Generally, our shareholders may adopt, amend, or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Special Meetings of Shareholders. Our bylaws provide that only the chairman of the board, the president, the secretary, or our board of directors may call a special meeting of shareholders. These provisions may make a change in control of our business more difficult by delaying shareholder actions to elect directors until the next annual shareholder meeting.

Authorized but Unissued Stock. Our articles of incorporation authorize the issuance of a significant number of shares of common stock and preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of our company. This possibility may encourage persons seeking to acquire control of our company to negotiate first with our Board.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of the preferred stock could be used as a method of discouraging, delaying or preventing a change in control or management of our company. For example, our board of directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock, or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our shareholders.

Use of our preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by shareholders, even if these actions would be beneficial to our shareholders. In addition, the existence of authorized but unissued shares of preferred stock could discourage bids for our company even if such bid represents a premium over our then-existing trading price.

Requirements for Advance Notification of Shareholder Nominations and Proposals. Our bylaws provide for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Pursuant to these provisions, to be timely, a shareholder’s notice must meet certain requirements with respect to its content and be received at our principal executive offices, addressed to the secretary of our company, within the following time periods:

•	In the case of an annual meeting, on a day which is at least forty-five (45) calendar days prior to the date that notice of the previous year’s annual meeting was mailed to shareholders; and
•	In the case of a special meeting, on a day which is at least three (3) business days and not more than sixty (60) days prior to the date of the meeting.

For the proposal to be considered for inclusion in the proxy statement for the annual meeting of shareholders, the notice must be received at the principal office of the Company on a day which is at least one hundred and twenty (120) calendar days prior to the date that notice of the previous year’s annual meeting was mailed to shareholders and the proposing shareholder must satisfy the qualification requirements of the rules adopted pursuant to the Securities Exchange Act of 1934, as amended. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes certain material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of ownership and disposition of our common stock. This summary does not provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto. The information provided below is based on the Internal Revenue Code of 1986, as amended (the “Code”), and published administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. In addition, this summary does not address the Medicare contribution tax on net investment income or any state, local, or foreign taxes or any U.S. federal tax laws other than, to the extent discussed below, U.S. federal income tax laws and estate tax laws. Persons considering the purchase, ownership, or disposition of our common stock should consult their own tax advisors concerning U.S. federal, state, local, foreign, or other tax consequences in light of their particular situations.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual non-U.S. citizen generally is treated as a resident for U.S. tax purposes if the individual was a lawful resident during the year, as evidenced by having a valid alien registration card, immigration Form I-511 (or “green card”). In addition, a non-U.S. citizen may in many cases be deemed to be a resident alien, as opposed to a nonresident alien, if he or she is present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of an owner of the entity will generally depend on the status of the owner and upon the activities of the entity. If you are an owner of an entity taxable as a partnership that holds shares of our common stock, you should consult your own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation:

•	certain former citizens or long-term residents of the United States;
•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•	“controlled foreign corporations”;
•	“passive foreign investment companies”;
•	corporations that accumulate earnings to avoid U.S. federal income tax;
•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;
•	persons subject to the alternative minimum tax;
•	persons who acquired shares through the exercise of an employee stock option or otherwise as compensation; and
•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If you fall within any of the foregoing categories, this description does not apply to you, and you should consult with your own tax advisor about the tax consequences of acquiring, owning, and disposing of our common stock.

We have not and will not seek any rulings from the Internal Revenue Service, or IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of shares of our common stock that are different from those discussed below.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, LOCAL, OR OTHER LAWS AND TAX TREATIES.

Distributions on Common Stock

We do not expect to declare or make any distributions on shares of our common stock in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock. See “—Dispositions of Common Stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and other withholding requirements, any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate. The withholding tax might apply at a reduced rate for a non-U.S. holder that is eligible for the benefits of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence that provides for a reduced withholding rate. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly completed IRS Form W-8BEN or Form W-8BEN-E, as applicable (or any successor form), or appropriate substitute form, to us or our paying agent. If the non-U.S. holder holds the common stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your own tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder receives dividends that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required under an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, those dividends are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us (or, if stock is held through a financial institution or other agent, the applicable withholding agent) with an IRS Form W-8ECI (or an acceptable substitute) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);
•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain (to the extent not offset by U.S.-source capital losses) would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty); or
•	we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” is 50% or more of the sum of the fair market value of (1) its worldwide real property interests and (2) its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. We believe we have not been and are not currently a USRPHC, and we do not anticipate being a USRPHC in the future. Net gain from the sale of a U.S. real property interest is taxed as “effectively connected” with a trade or business in the United States and thus subject to taxation at U.S. graduated rates on such income.

If any gain from the sale, exchange, or other disposition of our common stock (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax on a net income basis at the same graduated rates applicable to U.S. persons. If such a non-U.S. holder is a corporation, it also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

U.S. Federal Estate Tax

The estates of nonresident alien decedents generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. A unified credit amount is available to reduce the net tax liability of a nonresident alien’s estate, but the unified credit for a nonresident alien is generally much smaller than the applicable credit for computing the estate tax of a U.S. resident. Nonresident aliens should consult their personal tax advisors regarding specific or potential implications to them of the U.S. federal estate tax.

Backup Withholding and Information Reporting

Dividends on our common stock that are paid to a non-U.S. holder and the amount of tax withheld with respect to such dividends must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Unless the non-U.S. holder is an exempt recipient, dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (at a current rate of 24%) if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any properly completed IRS Form W-8 series form appropriate to the non-U.S. holder’s circumstances will satisfy the certification requirements necessary to avoid the backup withholding tax. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person and not a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Requirements

In addition to the withholding taxes discussed above, if a non-U.S. holder is a certain type of foreign entity (including, in some instances, a foreign entity acting as an intermediary), withholding tax at a rate of 30% under sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) will be imposed on dividends on our common stock and, after December 31, 2018, on the gross proceeds of dispositions of our common stock, unless such holder has satisfied various U.S. information reporting and due diligence requirements generally relating to its U.S. owners and account holders or otherwise qualifies for an exemption from these rules. These FATCA requirements are different from, and in addition to, the beneficial owner certification requirements described above. If a non-U.S. holder is located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA, such holder may be subject to different rules.

In particular, there are exemptions for withholding on dividends and gross proceeds from dispositions of our common stock paid to a foreign entity, if:

•	the foreign entity is a “foreign financial institution” that undertakes specified due diligence, reporting, withholding, and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA, the entity complies with the diligence and reporting requirements of such an agreement and local laws implementing the intergovernmental agreement;
•	the foreign entity is a “non-financial foreign entity” and either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner; or
•	the foreign entity otherwise is exempted under FATCA.

These requirements are different from, and in addition to, the beneficial owner certification requirements described above. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on an investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY, AND IS NOT A COMPLETE DISCUSSION OF ALL POTENTIAL TAX CONSIDERATIONS FOR A NON-U.S. HOLDER. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering through Sandler O’Neill & Partners, L.P. (“Sandler”), as the representative of the underwriters named below. We have entered into an underwriting agreement with Sandler, as the representative of the underwriters, dated             , 2018. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares
Sandler O'Neill & Partners, L.P.
American Capital Partners, LLC
Total	2,200,000

The public offering price will be discretionary and will be determined by negotiations among us and the representative of the underwriters. The public offering price will not be determined based on a formula related to the market price of our common stock.

The underwriting agreement provides that the obligations of the underwriters to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and our agreements have been performed;
•	there is no material adverse change in the financial markets or in our business; and
•	we deliver customary closing documents.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ purchase option described below, unless and until such option is exercised.

Our common stock is listed on the Nasdaq Capital Market under the symbol “CART.”

Director and Officer Participation

At our request, the underwriters have reserved for sale up to 50,000 of the shares of our common stock to be sold in this offering, at the public offering price, to our directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. None of these persons have any obligation or have made any commitment to purchase any of the shares in this offering, and there can be no assurance as to the number of shares in this offering they may purchase, if any.

Purchase Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 330,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent such option is exercised.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price, less a concession not in excess of $           per share. After the public offering of the shares of our common stock, the underwriters may change the public offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	Per Share	Total Without Exercise of Underwriters’ Option	Total With Exercise of Underwriters’ Option
Public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses

We estimate that our offering expenses, excluding the underwriting discount, will be approximately $370,000, and those expenses are payable by us. We have also agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

Lock-Up Agreement

We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of Sandler, directly or indirectly offer, pledge, sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, file, or cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

Indemnification and Contribution

We have agreed to indemnify the underwriters, and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the underwriters may be required to make in respect of those liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or slowing down a decline in the market price of the common stock while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the purchase option. In a naked short position, the number of shares involved is greater than the number of shares in the purchase option. The underwriters may close out any short position by exercising its purchase option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the purchase option. If the underwriters sell more shares than could be covered by exercise of the purchase option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of its business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed on for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, LLP, Raleigh, North Carolina, will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of Carolina Trust BancShares, Inc. as of December 31, 2017 and 2016, and for the years then ended, have been incorporated by reference herein in reliance upon the report of Dixon Hughes Goodman LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other documents with the SEC. You may read and copy, as prescribed rates, any document we have filed with the SEC at its Public Reference Room located at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by call the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov, or at our internet website at http://www.carolinatrust.com.

This prospectus is part of a registration statement on Form S-1 that we have filed with the SEC pursuant to the Securities Act of 1933 with respect to the offer, issuance and sale of the shares of our common stock being offered hereby. The registration statement contains more information than this prospectus regarding us including certain exhibits. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement which you can obtain from the SEC at the address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information into this prospectus that we have filed with the SEC (file number 000-55683). This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. The information in this prospectus supersedes information that we have filed with the SEC prior to the date of this prospectus. We have previously filed the following documents with the SEC and incorporate it by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 27, 2018;
•	our Definitive Proxy Statement on Schedule 14A filed on March 29, 2018; and
•	our Current Reports on Form 8-K filed on February 2, 2018 and April 3, 2018.

In addition we hereby incorporate by reference into this prospectus all documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the effective date of this Registration Statement. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K, unless specifically incorporated herein), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus. Information incorporated by reference from later-filed documents supersedes information that is included in this prospectus or is incorporated by reference from earlier documents, to the extent they are inconsistent.

You can obtain a copy of any documents which are incorporated by reference in this prospectus, including exhibits that are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at 901 East Main Street, Lincolnton, North Carolina 28092, telephone number (704) 735-1104. You may also obtain these documents from our internet website at http://www.carolinatrust.com

Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

2,200,000 Shares

Common Stock

PROSPECTUS

Sandler O’Neill + Partners, L.P.

The date of the prospectus is            , 2018

PART II

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$2,863.50
FINRA filing fee	$3,950.00
Accounting fees and expenses	$50,000.00
Legal fees and expenses	$275,000.00
Printing fees	$30,000.00
Miscellaneous expenses	$5,000.00
Total	$366,813.50
Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The bylaws of the Company provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, partner, trustee, agent or employee of the Company or at the request of the Company serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, the Company may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article VIII of the articles of incorporation of the Company limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of the Company or otherwise, provided that such limitation will not apply to (i) acts or omissions not made in good faith that the director at the time of breach knew or believed were in conflict with the best interests of the Company; (ii) any liability under Section 55-8-33 of the North Carolina General Statutes; (iii) any transaction from which the director derived an improper personal benefit (which does not include a director's compensation or other incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of the Company); or (iv) acts or omissions as to which the elimination of personal liability for directors would be inconsistent with provisions of Chapter 53C of the North Carolina General Statutes (or any successor statute) or with the business of banking.

Item 15.	Recent Sales of Unregistered Securities.

Bank Holding Company Reorganization. The Company was incorporated on February 29, 2016, by and at the direction of the board of directors of the Bank for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company. Effective August 16, 2016 (the “Effective Time”), we acquired the Bank in a statutory share exchange (the “Reorganization”) effected under North Carolina law and in accordance with the terms of an Agreement and Plan of Reorganization and Share Exchange dated March 30, 2016 (the “Agreement”).

Pursuant to the Agreement, at the Effective Time each of the 4,650,558 outstanding shares of the Bank’s $2.50 par value common stock formerly held by its shareholders was converted into and exchanged for one newly issued share of our $2.50 par value common stock, and the Bank became our subsidiary. The shares of our common stock issued to the Bank’s shareholders were issued without registration under the Securities Act of 1933 (the “Securities Act”), pursuant to the exemption from registration provided by Section 3(a)(12) of the Securities Act.

Also at the Effective Time, we assumed the Bank’s obligations under the following plans:

•	Carolina Trust Bank 2001 Incentive Stock Option Plan;
•	Carolina Trust Bank 2005 Incentive Stock Option Plan;
•	Carolina Trust Bank 2005 Nonstatutory Stock Option Plan;
•	Carolina Commerce Bank Employee Stock Option Plan (previously assumed by the Bank in connection with its October 2009 merger with Carolina Commerce Bank); and
•	Carolina Commerce Bank Director Stock Option Plan (previously assumed by the Bank in connection with its October 2009 merger with Carolina Commerce Bank).

Subordinated Notes. On October 13, 2016, the Company completed a private placement of $10.0 million in aggregate principal amount of fixed-to-floating rate subordinated notes to certain institutional accredited investors. Sandler O’Neill & Partners, L.P., served as the sole placement agent for the private placement and received sales commissions of $300,000. The private placement was made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933 and Rule 506(b) thereunder as a transaction by and issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.01	Form of Underwriting Agreement*

2.01	Agreement and Plan of Reorganization and Share Exchange dated March 30, 2016 between Carolina Trust BancShares, Inc. and Carolina Trust Bank(1)

3.01	Articles of Incorporation of Carolina Trust BancShares, Inc.(2)

3.02	Bylaws of Carolina Trust BancShares, Inc.(3)

4.01	Form of Common Stock Certificate(4)

4.02	Form of Warrant to Purchase Common Stock of Carolina Trust Bank dated June 12, 2013(5)

5.01	Opinion of Wyrick Robbins Yates & Ponton LLP*

10.01	Employment Agreement dated January 2, 2014 with Jerry L. Ocheltree**(6)

10.02	Amendment One to Employment Agreement with Jerry L. Ocheltree dated August 1, 2014**(7)

10.03	Amendment Two to Employment Agreement with Jerry L. Ocheltree dated August 1, 2014**(8)

10.04	Employment Agreement dated May 25, 2016 with Edwin E. Laws**(9)

10.05	Employment Agreement dated June 6, 2006 with Richard M. Rager**(10)

10.06	Amendment One to Employment Agreement with Richard M. Rager dated November 1, 2007**(11)

10.07	Amendment Two to Employment Agreement with Richard M. Rager dated December 1, 2008**(12)

10.08	Amendment Three to Employment Agreement with Richard M. Rager dated March 1, 2014**(13)

10.09	Supplemental Executive Retirement Plan Agreement for Jerry L. Ocheltree dated January 1, 2014**(14)

10.10	Supplemental Executive Retirement Plan adopted as of August 1, 2007**(15)

10.11	Carolina Trust Bank 2001 Incentive Stock Option Plan**(16)

10.12	Carolina Trust Bank 2005 Incentive Stock Option Plan**(17)

10.13	Carolina Trust Bank 2005 Nonstatutory Stock Option Plan**(18)

10.14	Carolina Commerce Bank Employee Stock Option Plan**(19)

10.15	Carolina Commerce Bank Director Stock Option Plan**(20)

21.01	List of Subsidiaries(21)

23.01	Consent of Dixon Hughes Goodman LLP

23.02	Consent of Wyrick Robbins Yates & Ponton LLP (Included in its opinion filed as Exhibit 5.1)*

24.01	Power of Attorney*

____________________

*	Previously filed
**	Management contract or compensatory plan

(1)	Incorporated by reference from Exhibit 2.01 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(2)	Incorporated by reference from Exhibit 3.01 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(3)	Incorporated by reference from Exhibit 3.1 to the Company’s Form 8-K, filed on February 2, 2018.
(4)	Incorporated by reference from Exhibit 4.01 to the Company’s Form 10-K, filed on March 27, 2018.
(5)	Incorporated by reference from Exhibit 4.01 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(6)	Incorporated by reference from Exhibit 10.01 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(7)	Incorporated by reference from Exhibit 10.02 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(8)	Incorporated by reference from Exhibit 10.03 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(9)	Incorporated by reference from Exhibit 10.04 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(10)	Incorporated by reference from Exhibit 10.05 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(11)	Incorporated by reference from Exhibit 10.06 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(12)	Incorporated by reference from Exhibit 10.07 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(13)	Incorporated by reference from Exhibit 10.08 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(14)	Incorporated by reference from Exhibit 10.09 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(15)	Incorporated by reference from Exhibit 10.10 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(16)	Incorporated by reference from Exhibit 10.11 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(17)	Incorporated by reference from Exhibit 10.12 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(18)	Incorporated by reference from Exhibit 10.13 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(19)	Incorporated by reference from Exhibit 10.14 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(20)	Incorporated by reference from Exhibit 10.15 to the Company’s Form 8-K12G3, filed on August 16, 2016.
(21)	Incorporated by reference from Exhibit 21.01 to the Company’s Form 10-K, filed on March 27, 2018.

(b) Financial Statement Schedules

None

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincolnton, State of North Carolina on April 18, 2018.

CAROLINA TRUST BANCSHARES, INC. (Registrant)

By:	/s/ Jerry L. Ocheltree
Jerry L. Ocheltree President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Jerry L. Ocheltree	President, Chief Executive Officer and Director (Principal Executive Officer)	April 18, 2018
Jerry L. Ocheltree

/s/ Edwin E. Laws	Chief Financial Officer (Principal Financial and Accounting Officer)	April 18, 2018
Edwin E. Laws

/s/ Bryan Elliot Beal	Director	April 18, 2018
Bryan Elliot Beal*

/s/ Scott Craig Davis	Director	April 18, 2018
Scott Craig Davis*

/s/ Johnathan L. Rhyne, Jr.	Director	April 18, 2018
Johnathan L. Rhyne, Jr.*

/s/ Frederick P. Spach, Jr.	Director	April 18, 2018
Frederick P. Spach, Jr.*

/s/ Ralph N. Strayhorn, III	Director	April 18, 2018
Ralph N. Strayhorn, III*

/s/ Jim R. Watson	Director	April 18, 2018
Jim R. Watson*

*/s/ Jerry L. Ocheltree
Jerry L. Ocheltree
Attorney-in-fact